Consent of Independent Registered Public Accounting Firm

The Board of Directors:
Cannex Capital Holdings Inc.

We consent to the use in this Registration Statement on Form 40-F of our report, dated August 25, 2017, on the financial statements of Arco Resources Corp., which comprise the consolidated statements of financial position as at April 30, 2017 and April 30, 2016 and the consolidated statements of income (loss) and comprehensive income (loss), consolidated statements of changes in deficiency and consolidated statements of cash flows for the years then ended and a summary of significant accounting policies and other explanatory information which is included in this Registration Statement on Form 40-F being filed by Cannex Capital Holdings Inc. with the United States Securities and Exchange Commission.

Chartered Professional Accountants

Vancouver, British Columbia

July 15, 2019